United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of June, 2014

GRUMA, S.A.B. de C.V.
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Cavazos Morales

___________________________
Raul Cavazos Morales
Chief Financial Officer.
Date: June 10, 2014

IR Contact Information: ir@gruma.com (52) 81 8399-3349
San Pedro Garza Garcia, N.L., Mexico, June 10, 2014	www.gruma.com

 GRUMA REACHES AGREEMENT TO SELL

ITS WHEAT FLOUR OPERATIONS

San Pedro Garza Garcia, N.L., Mexico, June 10, 2014. - GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB) today announced that it reached an agreement with Grupo Trimex, S.A. de C.V. (''Grupo Trimex'') for the sale of GRUMA's wheat flour operations in Mexico. Through this transaction, Grupo Trimex will acquire all the shares representing Molinera de Mexico, S.A. de C.V.'s capital stock, owned by GRUMA, as well as the assets owned by a subsidiary of Grupo Industrial Maseca, S.A.B. de C.V., related to wheat flour production. This transaction is subject to the approval of the Mexican Federal Trade Commission (Comision Federal de Competencia Economica), and to certain closing conditions agreed upon by the parties. The closing is expected to take place by October 2014.

The price agreed for this transaction is approximately US$200 million, subject to calculations for working capital and liabilities carried out at the closing date, and will be paid when the aforementioned conditions are met. The proceeds from the sale will be used primarily to pay down GRUMA and GIMSA's corresponding debt, thus strengthening the financial structure of both companies.

This transaction is in line with the company's strategy of focusing on its core businesses, always aiming to enhance value creation.

Grupo Trimex is a 100% Mexican company engaged in wheat milling and has nearly 30 years of experience in the industry.

GRUMA is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production of corn flour, tortillas, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Central America, Europe, Asia, and Oceania and exports to more than 100 countries worldwide. GRUMA is headquartered in San Pedro Garza Garcia, Mexico, and has approximately 19,000 employees and 87 plants. In 2013, GRUMA had net sales of US$4.1 billion (excluding the Venezuelan operations), of which 61% came from non-Mexican operations. For further information please visit www.gruma.com.